

November 2, 2022

Mr. Bill Chen
Chief Executive Officer
LAAA Merger Corp.
667 Madison Avenue
New York, NY 10065

      Re: LAAA Merger Corp.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed October 17, 2022
           File No. 333-265885

Dear Mr. Bill Chen:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2022 letter.

Form S-4 Amendment No.2 filed October 17, 2022

Lakeshore's Board of Directors Reasons for Approving the Business Combination, page 105

1.   We note that you have added risk factor disclosure on page 50 indicating that ProSomnus's value today could have changed materially from when the Merger Agreement was signed and that there is no assurance that LAAA would come to the same conclusion as to ProSomnus's value today as it did on the date that the Merger Agreement was signed. In light of these disclosures, please revise the disclosure in the "Lakeshore's Board of Director's Reasons for Approving the Business Combination" section to explain how Lakeshore's Board considers this valuation risk in rendering its recommendation to vote in favor of the Acquisition Merger Proposal at the upcoming meeting. To the extent that the Board believes that there is a significant risk that the valuation may have

materially changed, please also add a Q&A to highlight the Board's concern and explain how it relates to its recommendation.

<u>U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders of Lakeshore Securities, page 125</u>

2.   We note your responses to prior comments 7 and 8 and reissue them in part. As explained in Staff Legal Bulletin No. 19, it is inappropriate for counsel to assume any legal conclusion underlying the opinion. Based on Loeb & Loeb's tax opinion on pages 128-130 and the Passive Foreign Investment Company Status discussion on pages 130-132, the tax consequences of the Reincorporation Merger appear to depend on whether the SPAC is or has been a PFIC. We do not believe that the Item 601(b)(8) requirement is met to the extent that Loeb & Loeb provides a tax opinion indicating that the Reincorporation Merger should not be taxable to LAAA shareholders while asking shareholders to set aside the PFIC requirements, particularly when other disclosures in the registration statement state that the company likely is and had been a PFIC which, if true, appears to mean that the Reincorporation Merger is a taxable event for shareholders and would result in shareholders having limited time to make important tax decisions. In addition, please revise the first paragraph of the Q&A at the bottom of page 12 to state succinctly what the tax consequences of the Reincorporation Merger are to LAA A shareholders and indicate the degree of uncertainty and the attendant risk to shareholders.

        You may contact Franklin Wyman at 202-551-3660 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Joe McCann at 202-551-6262 with any other questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Life Sciences

cc: Giovanni Caruso